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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SpectRx, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

847635109
(CUSIP Number)

Jose M. de Lasa,
100 Abbott Park Road
Abbott Park, Illinois 60064-6049;
Phone (847) 937-8905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [      ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847635109

1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Abbott Laboratories IRS Identification No. 36-0698440

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) / /
(b) / /

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO (see Item 3 below)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

(7)	SOLE VOTING POWER
1,189,256
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY	0
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING	1,189,256
PERSON WITH
(10)	SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,189,256

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/ /

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (see Item 5 below)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

    The following information amends and supplements the Schedule 13D filed on July 16, 1997 (the "Schedule 13D") and the First Amendment to the Schedule 13D filed on July 17, 2001 (the "First Amendment"). Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the First Amendment.

Item 3. Source and Amount of Funds or Other Consideration

    The purchase price of the approximately 132,450 shares of Common Stock of the Issuer (the "Shares") intended to be purchased is $1,000,000 (the "Purchase Price"). As described in Item 6 below,

the actual number of Common Stock Abbott receives may vary from this number. The anticipated source of funds for the Shares is Abbott's general assets.

Item 4. Purpose of the Acquisition

    Abbott will acquire the Shares as an investment and in connection with its research, development and license agreement with the Issuer. As more fully described in Item 6 below, Abbott and the Issuer have entered into an agreement under which Abbott will purchase the Shares.

    Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer's business, operations, or other affairs with the Issuer's management, board of directors, shareholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, Abbott has no present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer

    (a) Abbott may be deemed to be the beneficial owner of the shares of Common Stock to which the Initial Shares and the Additional Shares (as described in the First Amendment) may be converted. Because the conversion price is subject to change, as more fully described in Item 6 of the First Amendment, the actual amount of Common Stock obtained upon conversion may differ from this number. Subject to the foregoing, the shares received upon conversion together with the approximate number of Shares to be acquired under the Amendment (as described in Item 6 below) and the 500,143 shares of Common Stock described in the Schedule 13D, would represent approximately 11.3% of the total outstanding shares of Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended June 30, 2001.

    (b) Abbott will have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares.

    (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

    (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the shares.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    The following summary of the principal terms of the Amendment does not purport to be complete and reference is made to the full text of such agreement which is filed as an exhibit to this statement and is incorporated herein by this reference.

    Abbott and the Issuer entered into an amendment, dated September 4, 2001 (the "Amendment"), to their Research & Development and License Agreement, dated October 10, 1996 (the "Research Agreement"). Abbott is required to pay the first $1,000,000 of $2,000,000 milestone payments due under the Research Agreement by purchasing Common Stock under the terms of the Common Stock Purchase Agreement. The actual number of shares of Common Stock Abbott receives will equal the Purchase Price divided by the average closing sales price of the Common Stock as reported by NASDAQ over a thirty day trading period. Abbott agrees not to cause a redemption of 100,000 of the Convertible Preferred Stock (which is described in Items 3 and 6 of the First Amendment).

Item 7. Material to be Filed as Exhibits

    Exhibit 1—Amendment to the Research & Development Agreement.

*********************************

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories

DATED: September 14, 2001	By:	/s/ THOMAS C. FREYMAN
Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

    PORTIONS OF EXHIBIT 1 HAVE BEEN OMITTED (DESIGNATED BY AN ASTERISK (*)) AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DATED SEPTEMBER 14, 2001.

Exhibit Number	Description
1	Amendment to the Research & Development Agreement.

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  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of the Acquisition
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
EXHIBIT INDEX